FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
November 19, 2009
ITEM 3:	News Releases
Two press releases announcing the material change referred to in this report were issued through Marketwire on November 20, 2009 and November 23, 2009, respectively.
ITEM 4:	Summary of Material Change

On November 19, 2009, the Corporation closed a brokered private placement with Byron Securities Limited (the “Agent”) of 5,000,000 units (the “Units”) to Canadian accredited investors at a price of $0.20 per Unit for gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of Crosshair (a “Common Share”) and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one Common Share at an exercise price of $0.30 per Common Share for 24 months from November 19, 2009.

Crosshair concurrently closed a brokered private placement with the Agent of 5,100,000 flow-through shares (“Flow-Through Shares”) to Canadian accredited investors at a price of $0.25 per Flow-Through Share for gross proceeds $1,275,000. Each Flow-Through Share consists of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

ITEM 5:	Full Description of Material Change

On November 19, 2009, the Corporation closed a brokered private placement with the Agent of 5,000,000 Units to Canadian accredited investors at a price of $0.20 per Unit for gross proceeds of $1,000,000 (the “Unit Private Placement”). Each Unit consists of one Common Share and one Warrant with each Warrant exercisable for one Common Share at an exercise price of $0.30 per Common Share for 24 months from November 19, 2009.

Crosshair concurrently closed a brokered private placement with the Agent of 5,100,000 Flow-Through Shares to Canadian accredited investors at a price of $0.25 per Flow-Through Share for gross proceeds $1,275,000 (the “Flow-Through Private Placement”). Each Flow-Through Share consists of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

All securities issued pursuant to the Unit Private Placement and the Flow-Through Private Placement are subject to a four month hold period.

In connection with the Unit Private Placement, Crosshair paid to the Agent a commission equal to 8% of the gross proceeds raised by the Unit Private Placement and issued agent’s warrants exercisable to acquire 500,000 agent’s units (“Agent’s Units”), at an exercise price of $0.255 per Agent’s Unit, for a period of 24 months from November 19, 2009.  Each Agent’s Unit consists of one Common Share and one Warrant exercisable for one Common Share at an exercise price of $0.30 per Common Share for 24 months from November 19, 2009.

In connection with the Flow-Through Private Placement, Crosshair paid to the Agent, a commission equal to 8% of the gross proceeds raised by the Flow-Through Private Placement and issued 510,000 agent’s warrants (“Agent’s Warrants”), with each Agent’s Warrant exercisable for one Common Share at an exercise price of $0.255 per Common Share, for a period of 24 months from November 19, 2009.

The funds raised from the Unit Private Placement will be used by Crosshair to finance the exploration expenditures on its properties. The funds raised from the Flow-Through Private Placement will be used by Crosshair for exploration expenditures on its Golden Promise Gold Project and Central Mineral Belt Vanadium Resource upgrade, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2009 taxation year

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
No information has been omitted on the basis that it is confidential information.
ITEM 8:	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Mark Morabito, Chief Executive Officer.
Phone: (604) 681-8030
Fax: (604) 681-8039
ITEM 9:	Date of Report
November 23, 2009.